Exhibit 99.1

Thomson Reuters Reports Third-Quarter 2021 Results

TORONTO, November 2, 2021 – Thomson Reuters (TSX/NYSE: TRI) today reported results for the third quarter ended September 30, 2021:

•	Total company revenue up 6% / organic revenue up 5%
o	Revenue for four of five business segments grew 6% organically
•	Raised full-year 2021 revenue guidance
o	Total company revenue forecast increased to 4.5% - 5.0% from 4.0% - 4.5%
o	“Big 3” segments revenue forecast increased to approximately 6.0% from 5.5% - 6.0%
•	Raised full-year 2021 free cash flow guidance to approximately $1.2 billion from $1.1 - $1.2 billion
•	Reaffirmed full-year 2022 and 2023 guidance, with minor adjustments to 2022 Change Program spend
•	Change Program on track - achieved $132 million run-rate operating expense savings through September 30
•	Repurchased $1.1 billion of company shares under $1.2 billion buyback program through October 31

“The momentum we saw in the first half of the year continued into the third quarter with revenue and sales performance above our expectations and consistent across the business. This strong performance reflects how our products fit the needs of our customers, enabling them to better serve their own clients in a rapidly changing workplace. It also demonstrates our leading positions in healthy and growing markets. Based on our strong financial performance and our confidence in the trajectory of the business for the remainder of the year, we have again increased our full-year 2021 revenue guidance,” said Steve Hasker, president and CEO of Thomson Reuters.

Mr. Hasker added, “While the third quarter was another strong one, we still have a lot to achieve. We are focused on building a leading content-driven technology company, and our talented teams continue to work ambitiously towards that goal. I am very pleased with our achievements to date and believe we are well positioned to build on this progress in 2022.”

Consolidated Financial Highlights - Three Months Ended September 30

Three Months Ended September 30, (Millions of U.S. dollars, except for adjusted EBITDA margin and EPS) (unaudited)
	2021	2020	Change	Change at Constant Currency
IFRS Financial Measures(1)
Revenues	$1,526	$1,443	6%
Operating profit	$282	$318	-11%
Diluted (loss) earnings per share (EPS)	$(0.49)	$0.48	n/m
Net cash provided by operating activities	$534	$581	-9%

Non-IFRS Financial Measures(1)
Revenues	$1,526	$1,443	6%	5%
Adjusted EBITDA	$458	$491	-7%	-7%
Adjusted EBITDA margin	30.0%	34.0%	-400bp	-410bp
Adjusted EPS	$0.46	$0.39	18%	15%
Free cash flow	$383	$541	-30%

(1)  In addition to results reported in accordance with International Financial Reporting Standards (IFRS), the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release.

n/m: not meaningful

Thomson Reuters Reports Third-Quarter 2021 Results

Revenues increased 6%, driven by growth across four of the company’s five business segments and a 1% favorable impact from foreign currency.

o	Organic revenues increased 5%, driven by 6% growth in recurring revenues (81% of total revenues), as well as 8% growth in transactions revenues. Global Print revenues declined.
o	The company’s “Big 3” segments (Legal Professionals, Corporates and Tax & Accounting Professionals), which collectively comprised 79% of total revenues, reported organic revenue growth of 6%.

Operating profit decreased 11% as the prior-year period included a significant benefit from the revaluation of warrants that the company previously held in Refinitiv, which was sold to London Stock Exchange Group (LSEG) in January 2021. Higher revenues and lower depreciation and amortization more than offset higher costs which included costs associated with the company’s Change Program. Additional information regarding the Change Program is provided later in this news release.

o

Adjusted EBITDA, which excludes the impact of the warrant revaluation among other items, declined 7% as higher revenues were more than offset by higher costs, which included costs associated with the company’s Change Program. The related margin decreased to 30.0% from 34.0% primarily because costs from the Change Program negatively impacted the margin by 350bp.

Diluted loss per share of $0.49 was due to a decrease in value of the company’s LSEG investment as compared to diluted earnings per share of $0.48 in the prior-year period.

o

Adjusted EPS, which excludes the change in value of the company’s LSEG investment, as well as other adjustments, increased to $0.46 per share from $0.39 per share in the prior-year period as lower depreciation and amortization and lower income taxes offset lower adjusted EBITDA.

Net cash provided by operating activities decreased as higher revenues were more than offset by higher expenses, which included Change Program costs, and higher tax payments.

o	Free cash flow decreased due to lower cash flow from operating activities and because the prior-year period included proceeds from the sale of real estate.

Thomson Reuters Reports Third-Quarter 2021 Results

Highlights by Customer Segment - Three Months Ended September 30

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)

	Three Months Ended
	September 30,		Change
	2021	2020	Total	Constant Currency	Organic(1)
Revenues
Legal Professionals	$682	$636	7%	6%	6%
Corporates	356	333	7%	6%	6%
Tax & Accounting Professionals	175	165	6%	6%	6%

“Big 3” Segments Combined	1,213	1,134	7%	6%	6%
Reuters News	164	154	6%	6%	6%
Global Print	149	154	-3%	-5%	-5%
Eliminations/Rounding	—	1

Revenues	$1,526	$1,443	6%	5%	5%

Adjusted EBITDA
Legal Professionals	$288	$272	6%	4%
Corporates	131	120	9%	9%
Tax & Accounting Professionals	49	47	4%	6%

“Big 3” Segments Combined	468	439	7%	6%
Reuters News	25	23	4%	8%
Global Print	52	64	-18%	-19%
Corporate costs	(87)	(35)	n/a	n/a

Adjusted EBITDA	$458	$491	-7%	-7%

Adjusted EBITDA Margin
Legal Professionals	42.3%	42.8%	-50bp	-80bp
Corporates	36.8%	36.0%	80bp	80bp
Tax & Accounting Professionals	28.0%	28.5%	-50bp	-20bp
“Big 3” Segments Combined	38.6%	38.7%	-10bp	-20bp
Reuters News	14.9%	15.2%	-30bp	20bp
Global Print	35.0%	41.1%	-610bp	-630bp
Corporate costs	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	30.0%	34.0%	-400bp	-410bp
n/a: not applicable (1) Computed for revenue growth only.

Unless otherwise noted, all revenue growth comparisons by customer segment in this news release are at constant currency (or exclude the impact of foreign currency) as Thomson Reuters believes this provides the best basis to measure their performance.

Thomson Reuters Reports Third-Quarter 2021 Results

Legal Professionals

Revenues increased 6% (all organic) to $682 million.

o

Recurring revenues grew 6% (93% of total, all organic), primarily due to strong performances from Practical Law, Westlaw Edge, FindLaw and the Government business as well as contributions from the company’s Canadian, European and Asian & Emerging Markets businesses.

o	Transactions revenues grew 10% (7% of total, all organic), primarily related to Elite, FindLaw and the Government businesses.

Adjusted EBITDA increased 6% to $288 million.

o	The margin decreased to 42.3% from 42.8%, primarily due to year-over-year timing of expenses such as marketing and selling costs.

Corporates

Revenues increased 6% (all organic) to $356 million, primarily due to strong recurring revenue growth, including strong performance from Practical Law, Indirect Tax and CLEAR as well as contributions from the company’s Latin American and Asian businesses.

o	Recurring revenues grew 7% (87% of total, all organic) driven by Practical Law, Indirect Tax and CLEAR as well as the company’s businesses in Latin America and Asia & Emerging Markets.
o	Transactions revenues grew 2% (13% of total, all organic).

Adjusted EBITDA increased 9% to $131 million.

o	The margin increased to 36.8% from 36.0%, primarily due to higher revenues.

Tax & Accounting Professionals

Revenues increased 6% (all organic) to $175 million, reflecting recurring revenue growth of 10% and a 9% decline in transactions revenues.

o	Recurring revenues grew 10% (84% of total, all organic), driven by strong growth from the company’s Latin American businesses and audit solutions, which includes Confirmation.
o

Transactions revenues decreased 9% (16% of total, all organic), primarily due to the year-over-year timing of the U.S. federal tax filing deadlines for individuals moving from the third quarter of 2020 to the second quarter of 2021.

o	Normalizing for the shift in the U.S. federal tax filing deadline, organic revenues increased 11%.

Adjusted EBITDA increased 4% to $49 million.

o	The margin decreased to 28.0% from 28.5%, primarily due to the year-over-year timing of revenue related to the U.S. federal tax filing deadline.

The Tax & Accounting Professionals segment is the company’s most seasonal business with approximately 60% of full-year revenues typically generated in the first and fourth quarters. As a result, the margin performance of this

Thomson Reuters Reports Third-Quarter 2021 Results

segment has been generally higher in the first and fourth quarters as costs are typically incurred in a more linear fashion throughout the year.

Reuters News

Revenues of $164 million increased 6%, all organic, primarily due to the Agency business and Professional business, including Reuters Events, which grew over 60% organically compared to the prior-year period, which was negatively impacted by COVID-19.

o	Reuters Events continues to hold nearly all events virtually and continues to assess when a return to regular in-person events can resume based on local health guidelines and feedback from customers.

Adjusted EBITDA increased 4% to $25 million, primarily due to higher revenues.

Global Print

Revenues decreased 5% to $149 million, as expected. Global Print’s full-year 2021 revenues are forecast to decline between 4% and 6%.

Adjusted EBITDA decreased 18% to $52 million.

o	The margin decreased to 35.0% from 41.1% due to decreased revenues and the dilutive impact of lower margin third-party print revenue.

Corporate Costs

Corporate costs at the adjusted EBITDA level were $87 million and included $53 million of Change Program costs. Corporate costs were $35 million in the prior-year period. Additional information regarding the Change Program is provided below.

Thomson Reuters Reports Third-Quarter 2021 Results

Consolidated Financial Highlights - Nine Months Ended September 30

Nine Months Ended September 30, (Millions of U.S. dollars, except for adjusted EBITDA margin and EPS) (unaudited)
	2021	2020	Change	Change at Constant Currency
IFRS Financial Measures(1)
Revenues	$4,638	$4,368	6%
Operating profit	$985	$973	1%
Diluted earnings per share (EPS)	$11.80	$1.12	n/m
Net cash provided by operating activities	$1,376	$1,179	17%

Non-IFRS Financial Measures(1)
Revenues	$4,638	$4,368	6%	5%
Adjusted EBITDA	$1,518	$1,450	5%	4%
Adjusted EBITDA margin	32.7%	33.2%	-50bp	-30bp
Adjusted EPS	$1.52	$1.31	16%	15%
Free cash flow	$1,001	$881	13%

(1)  In addition to results reported in accordance with IFRS, the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release.

n/m: not meaningful

Revenues increased 6% related to growth in recurring and transactions revenues and a 1% favorable impact from foreign currency.

o	Organic revenues increased 5% primarily due to 5% growth in recurring revenues (79% of total revenues) as well as growth in transactions revenues. Global Print revenues declined.
o	The company’s “Big 3” segments, which collectively comprised 80% of total revenues, reported organic revenue growth of 6%.

Operating profit increased 1% as higher revenues helped to offset higher costs, which included costs associated with the company’s Change Program, as well as a benefit associated with the revaluation of the Refinitiv warrants in the prior-year period.

o

Adjusted EBITDA which excludes the impact of the warrant revaluation among other items, increased 5% as higher revenues more than offset higher costs. The related margin decreased to 32.7% from 33.2% in the prior-year period. Adjusted EBITDA margin was negatively impacted by 230bp due to Change Program costs.

Diluted EPS increased to $11.80 per share from $1.12 per share in the prior-year period due to the gain on the sale of Refinitiv to LSEG in January 2021.

o

Adjusted EPS, which excludes the gain on the sale of Refinitiv, as well as other adjustments, increased to $1.52 per share from $1.31 per share in the prior-year period, primarily due to higher adjusted EBITDA and lower income tax expense.

Thomson Reuters Reports Third-Quarter 2021 Results

Net cash provided by operating activities increased as higher revenues and favorable movements in working capital (including lower annual incentive bonus payments, which were due to the impact of COVID-19 in 2020) more than offset higher tax payments and expenses, which included Change Program costs.

o	Free cash flow increased as higher cash flows from operating activities more than offset a prior-year period benefit from the proceeds associated with the sale of real estate.

Highlights by Customer Segment - Nine Months Ended September 30

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)

	Nine Months Ended
	September 30,		Change
	2021	2020	Total	Constant Currency	Organic(1)
Revenues
Legal Professionals	$2,023	$1,882	7%	6%	6%
Corporates	1,088	1,029	6%	5%	5%
Tax & Accounting Professionals	597	551	8%	8%	8%

“Big 3” Segments Combined	3,708	3,462	7%	6%	6%
Reuters News	492	464	6%	5%	5%
Global Print	439	443	-1%	-3%	-3%
Eliminations/Rounding	(1)	(1)

Revenues	$4,638	$4,368	6%	5%	5%

Adjusted EBITDA
Legal Professionals	$852	$756	13%	11%
Corporates	407	355	15%	14%
Tax & Accounting Professionals	219	185	18%	18%

“Big 3” Segments Combined	1,478	1,296	14%	13%
Reuters News	88	67	30%	44%
Global Print	165	181	-9%	-11%
Corporate costs	(213)	(94)	n/a	n/a

Adjusted EBITDA	$1,518	$1,450	5%	4%

Adjusted EBITDA Margin
Legal Professionals	42.1%	40.2%	190bp	180bp
Corporates	37.4%	34.5%	290bp	310bp
Tax & Accounting Professionals	36.6%	33.6%	300bp	310bp
“Big 3” Segments Combined	39.9%	37.4%	250bp	230bp
Reuters News	17.8%	14.5%	330bp	540bp
Global Print	37.5%	40.7%	-320bp	-340bp
Corporate costs	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	32.7%	33.2%	-50bp	-30bp
n/a: not applicable (1) Computed for revenue growth only.

Thomson Reuters Reports Third-Quarter 2021 Results

Thomson Reuters Change Program and Outlook

In February 2021, the company announced a two-year Change Program to transition from a holding company to an operating company, and from a content provider to a content-driven technology company. The program is expected to take 24 months (2021-2022) to largely complete and is projected to require an investment of between $500 million and $600 million during the course of that time. The company’s 2021, 2022 and 2023 outlook is appended to this release.

The company’s three-year outlook incorporates the forecasted impacts associated with the Change Program, assumes constant currency rates, and excludes the impact of any future acquisitions or dispositions that may occur during those periods. Thomson Reuters believes that this type of guidance provides useful insight into the performance of its businesses.

While the company’s third-quarter 2021 performance provides it with increasing confidence about its outlook, the global economy continues to experience substantial disruption due to concerns regarding resurgences and new strains of COVID-19, as well as from the measures intended to mitigate its impact. Any worsening of the global economic or business environment could impact the company’s ability to achieve its outlook.

Today, the company reaffirmed and increased part of its full-year outlook for 2021, which is reflected in the table below. The company also reaffirmed its full-year outlook for 2022 and 2023, except for a minor increase to 2022 Change Program spend, reflecting the carryover of the lower than expected spend in 2021.

Thomson Reuters Reports Third-Quarter 2021 Results

Update to Full-Year 2021 Outlook

Total Thomson Reuters	Original FY 2021 Outlook (February 23, 2021)	FY 2021 Outlook Update (May 4, 2021)	FY 2021 Outlook Update (August 5, 2021)	FY 2021 Outlook Update (November 2, 2021)

Total Revenue Growth	3.0% - 4.0%	3.5% -4.0%	4.0% - 4.5%	4.5% - 5.0%

Organic Revenue Growth	3.0% - 4.0%	3.5% -4.0%	4.0% - 4.5%	4.5% - 5.0%

Adjusted EBITDA Margin	30% - 31%	Unchanged	31% - 32%	Unchanged

Corporate Costs Core Corporate Costs Change Program Operating Expenses	$305 - $340 million $130 - $140 million $175 - $200 million	Unchanged	Unchanged	$305 - $330 million Unchanged $175 - $190 million

Free Cash Flow	$1.0 -$1.1 billion	Unchanged	$1.1 - $1.2 billion	~ $1.2 billion

Capital Expenditures - % of Revenue Change Program Capital Expenditures	9.0% - 9.5% $125 - $150 million	Unchanged	Unchanged	Unchanged $115 - $130 million

Depreciation & Amortization of Computer Software	$650 - $675 million	Unchanged	Unchanged	Unchanged

Interest Expense (P&L)	$190 - $210 million	Unchanged	Unchanged	Unchanged

Effective Tax Rate on Adjusted Earnings	16% - 18%	Unchanged	Unchanged	14% - 16%

Big 3 Segments (Legal Professionals, Corporates and Tax & Accounting Professionals)	Original FY 2021 Outlook (February 23, 2021)	FY 2021 Outlook Update (May 4, 2021)	FY 2021 Outlook Update (August 5, 2021)	FY 2021 Outlook Update (November 2, 2021)

Total Revenue Growth	4.5% - 5.5%	5.0% - 5.5%	5.5% - 6.0%	~ 6.0%

Organic Revenue Growth	4.5% - 5.5%	5.0% -5.5%	5.5% - 6.0%	~ 6.0%

Adjusted EBITDA Margin	38% - 39%	Unchanged	~ 39%	Unchanged

The information in this section is forward-looking. Actual results, which include the impact of currency and future acquisitions and dispositions completed during 2021, 2022 and 2023, may differ materially from the company’s outlook. Some of the forward-looking financial measures in the outlook above are provided on a non-IFRS basis. See the section below entitled “Non-IFRS Financial Measures” for more information. The information in this section should also be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Risks and Material Assumptions.”

Thomson Reuters Reports Third-Quarter 2021 Results

Share Repurchases - Update on $1.2B Buyback Program

In August 2021, Thomson Reuters announced that it plans to buy back up to $1.2 billion of its common shares. The new buyback program is in addition to a $200 million repurchase program that was completed earlier this year.

From August 2021 through October 31, 2021, the company repurchased approximately $1.1 billion of its common shares under the new buyback program. As of October 31, 2021, Thomson Reuters had approximately 487.1 million common shares outstanding.

Dividends

In February 2021, the company announced a $0.10 per share annualized increase in the dividend to $1.62 per common share, representing the 28th consecutive year of dividend increases. A quarterly dividend of $0.405 per share is payable on December 15, 2021 to common shareholders of record as of November 18, 2021.

London Stock Exchange Group (LSEG) Ownership Interest

In January 2021, Thomson Reuters and private equity funds affiliated with Blackstone sold Refinitiv to LSEG in an all-share transaction. Thomson Reuters indirectly owns LSEG shares through an entity that it jointly owns with Blackstone’s consortium and a group of current LSEG and former Refinitiv senior management.

As of October 31, 2021, Thomson Reuters indirectly owned approximately 72.4 million LSEG shares which had a market value of approximately $7.1 billion based on LSEG’s closing share price on that day. The company received $51 million of dividends from its LSEG investment in June 2021 and an additional $24 million in October 2021.

In March 2021, as permitted under a lock-up exception, Thomson Reuters sold approximately 10.1 million LSEG shares for pre-tax net proceeds of $994 million. Over the course of 2021, Thomson Reuters will pay approximately $225 million of tax on the sale of these shares and will use the after-tax proceeds to pay the approximately $640 million of taxes that became payable when the Refinitiv sale closed. In the nine-month period ended September 30, 2021, the company paid $662 million of taxes related to these transactions.

Thomson Reuters

Thomson Reuters is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters. For more information on Thomson Reuters, visit tr.com and for the latest world news, reuters.com.

Thomson Reuters Reports Third-Quarter 2021 Results

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures, such as adjusted EBITDA and the related margin (other than at the customer segment level), net debt to adjusted EBITDA leverage ratio, free cash flow, adjusted EPS, selected measures excluding the impact of foreign currency, and changes in revenues computed on an organic basis. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

The company’s outlook contains various non-IFRS financial measures. The company believes that providing reconciliations of forward-looking non-IFRS financial measures in its outlook would be potentially misleading and not practical due to the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items may be significant. Consequently, for outlook purposes only, the company is unable to reconcile these non-IFRS measures to the most comparable IFRS measures because it cannot predict, with reasonable certainty, the 2021, 2022 and 2023 impacts of changes in foreign exchange rates which impact (i) the translation of its results reported at average foreign currency rates for the year, and (ii) other finance income or expense related to intercompany financing arrangements. Additionally, the company cannot reasonably predict (i) its share of post-tax earnings (losses) in equity method investments, which is subject to changes in the stock price of LSEG or (ii) the occurrence or amount of other operating gains and losses that generally arise from business transactions that the company does not currently anticipate.

ROUNDING

Other than EPS, the company reports its results in millions of U.S. dollars, but computes percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL RISKS AND MATERIAL ASSUMPTIONS

Certain statements in this news release, including, but not limited to, statements in Mr. Hasker’s comments, the “Thomson Reuters Change Program and Outlook” section, and the company’s expectations regarding Global Print and share repurchases, are forward-looking. The words “will”, “expect”, “believe”, “target”, “estimate”, “could”, “should”, “intend”, “predict”, “project” and similar expressions identify forward-looking statements. While the company believes that it has a reasonable basis for making forward-looking statements in this news release, they are not a guarantee of future performance or outcomes and there is no assurance that any of the other events described in any forward-looking statement will materialize. Forward-looking statements, including those related to the COVID-19 pandemic, are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond the company’s control and the effects of them can be difficult to predict. In particular, the full extent of the impact of the COVID-19 pandemic on the company’s business, operations and financial results will depend on numerous evolving factors that it may not be able to accurately predict.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, those discussed on pages 16-30 in the “Risk Factors” section of the company’s annual report for the year ended December 31, 2020. These and other risk factors are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (SEC). Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of tr.com.

The company’s business outlook is based on information currently available to the company and is based on various external and internal assumptions made by the company in light of its experience and perception of historical trends, current conditions

Thomson Reuters Reports Third-Quarter 2021 Results

and expected future developments (including those related to the COVID-19 pandemic), as well as other factors that the company believes are appropriate under the circumstances. Material assumptions and material risks may cause actual performance to differ from the company’s expectations underlying its business outlook, which reflects the global economic crisis caused by the COVID-19 pandemic. For a discussion of material assumptions and material risks related to the company’s outlook, please see pages 22-23 of the company’s second-quarter management’s discussion and analysis (MD&A) for the period ended June 30, 2021. Material assumptions and material risks related to the company’s outlook will also be included in the company’s third-quarter MD&A for the period ended September 30, 2021, expected to be filed shortly. The company’s MD&A is filed with, or furnished to, the Canadian securities regulatory authorities and the U.S. SEC and is also available in the “Investor Relations” section of tr.com.

The company has provided an updated Outlook for the purpose of presenting information about current expectations for the periods presented. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release.

Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements, including those related to the COVID-19 pandemic.

CONTACTS

MEDIA Melissa Cassar Head of Commercial Communications & Corporate Affairs +1 437 388 3619 melissa.cassar@tr.com	INVESTORS Frank J. Golden Head of Investor Relations +1 332 219 1111 frank.golden@tr.com

Thomson Reuters will webcast a discussion of its third-quarter 2021 results and its business outlook today beginning at 8:30 a.m. Eastern Daylight Time (EDT). You can access the webcast by visiting ir.tr.com. An archive of the webcast will be available following the presentation.

Thomson Reuters Reports Third-Quarter 2021 Results

Thomson Reuters Corporation

2021 - 2023 Outlook

Total Thomson Reuters	2021 Outlook Updated	2022 Outlook Reaffirmed	2023 Outlook Reaffirmed

Total Revenue Growth	4.5% - 5.0%	4.0% - 5.0%	5.0% - 6.0%

Organic Revenue Growth	4.5% - 5.0%	4.0% - 5.0%	5.0% - 6.0%

Adjusted EBITDA Margin	31% - 32%	34% - 35%	38% - 40%

Corporate Costs	$305 - $330 million	$245 - $290 million	$110 - $120 million
Core Corporate Costs	$130 - $140 million	$120 - $130 million	$110 - $120 million
Change Program Operating Expenses	$175 - $190 million	$125 - $160 million	$0

Free Cash Flow	~ $1.2 billion	$1.2 - $1.3 billion	$1.8 - $2.0 billion

Capital Expenditures - % of Revenue	9.0% - 9.5%	7.5% - 8.0%	6.0% - 6.5%
Change Program Capital Expenditures	$115 - $130 million	$85 - $120 million	$0

Depreciation & Amortization of Computer Software	$650 - $675 million	$620 - $645 million	$580 - $605 million

Interest Expense (P&L)	$190 - $210 million	$190 - $210 million	$190 - $210 million

Effective Tax Rate on Adjusted Earnings	14% - 16%	n/a	n/a

Big 3 Segments (Legal Professionals, Corporates and Tax & Accounting Professionals)	2021 Outlook Updated	2022 Outlook Reaffirmed	2023 Outlook Reaffirmed

Total Revenue Growth	~ 6.0%	5.5% - 6.5%	6.0% - 7.0%

Organic Revenue Growth	~ 6.0%	5.5% - 6.5%	6.0% - 7.0%

Adjusted EBITDA Margin	~ 39%	41% - 42%	43% - 45%

The information in this section is forward-looking. Actual results, which include the impact of currency and future acquisitions and dispositions completed during 2021, 2022 and 2023, may differ materially from the company’s outlook. Some of the forward-looking financial measures in the outlook above are provided on a non-IFRS basis. See the section above entitled “Non-IFRS Financial Measures” for more information. The information in this section should also be read in conjunction with the section above entitled “Special Note Regarding Forward-Looking Statements, Material Risks and Material Assumptions.”

Thomson Reuters Reports Third-Quarter 2021 Results

Thomson Reuters Corporation

Consolidated Income Statement

(millions of U.S. dollars, except per share data)

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020
CONTINUING OPERATIONS
Revenues	$1,526	$1,443	$4,638	$4,368
Operating expenses	(1,060)	(955)	(3,114)	(2,901)
Depreciation	(40)	(61)	(128)	(144)
Amortization of computer software	(119)	(133)	(356)	(362)
Amortization of other identifiable intangible assets	(29)	(32)	(90)	(92)
Other operating gains, net	4	56	35	104

Operating profit	282	318	985	973
Finance costs, net:
Net interest expense	(46)	(49)	(146)	(146)
Other finance income	34	2	30	36

Income before tax and equity method investments	270	271	869	863
Share of post-tax (losses) earnings in equity method investments	(672)	(178)	6,717	(385)
Tax benefit (expense)	161	147	(1,722)	84

(Loss) earnings from continuing operations	(241)	240	5,864	562
Earnings (loss) from discontinued operations, net of tax	1	1	—	(2)

Net (loss) earnings	$(240)	$241	$5,864	$560

(Loss) earnings attributable to common shareholders	$(240)	$241	$5,864	$560
Earnings (loss) per share:
Basic (loss) earnings per share:
From continuing operations	$(0.49)	$0.48	$11.83	$1.13
From discontinued operations	—	—	—	(0.01)

Basic (loss) earnings per share	$(0.49)	$0.48	$11.83	$1.12

Diluted (loss) earnings per share:
From continuing operations	$(0.49)	$0.48	$11.80	$1.12
From discontinued operations	—	—	—	—

Diluted (loss) earnings per share	$(0.49)	$0.48	$11.80	$1.12

Basic weighted-average common shares	494,624,854	497,090,942	495,515,310	496,544,202

Diluted weighted-average common shares	494,624,854	498,433,719	496,593,404	497,828,059

Thomson Reuters Reports Third-Quarter 2021 Results

Thomson Reuters Corporation

Consolidated Statement of Financial Position

(millions of U.S. dollars)

(unaudited)

	September 30,	December 31,
	2021	2020
Assets
Cash and cash equivalents	$1,511	$1,787
Trade and other receivables	951	1,151
Other financial assets	83	612
Prepaid expenses and other current assets	463	425

Current assets	3,008	3,975
Property and equipment, net	473	545
Computer software, net	808	830
Other identifiable intangible assets, net	3,359	3,427
Goodwill	5,935	5,976
Equity method investments	7,225	1,136
Other non-current assets	1,148	788
Deferred tax	1,143	1,204

Total assets	$23,099	$17,881

Liabilities and equity
Liabilities
Payables, accruals and provisions	$1,226	$1,159
Current tax liabilities	398	251
Deferred revenue	838	866
Other financial liabilities	649	376

Current liabilities	3,111	2,652
Long-term indebtedness	3,782	3,772
Provisions and other non-current liabilities	971	1,083
Deferred tax	1,044	394

Total liabilities	8,908	7,901

Equity
Capital	5,463	5,458
Retained earnings	9,550	5,211
Accumulated other comprehensive loss	(822)	(689)

Total equity	14,191	9,980

Total liabilities and equity	$23,099	$17,881

Thomson Reuters Reports Third-Quarter 2021 Results

Thomson Reuters Corporation

Consolidated Statement of Cash Flow

(millions of U.S. dollars)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Cash provided by (used in):
Operating activities
(Loss) earnings from continuing operations	$(241)	$240	$5,864	$562
Adjustments for:
Depreciation	40	61	128	144
Amortization of computer software	119	133	356	362
Amortization of other identifiable intangible assets	29	32	90	92
Share of post-tax losses (earnings) in equity method investments	672	178	(6,717)	385
Deferred tax	(153)	(153)	770	(190)
Other	(7)	(10)	56	(16)
Changes in working capital and other items	101	103	901	(147)

Operating cash flows from continuing operations	560	584	1,448	1,192
Operating cash flows from discontinued operations	(26)	(3)	(72)	(13)

Net cash provided by operating activities	534	581	1,376	1,179

Investing activities
Acquisitions, net of cash acquired	(2)	(43)	(5)	(165)
Proceeds from disposals of businesses and investments	13	—	28	1
Dividend from sale of LSEG shares	—	—	994	—
Capital expenditures	(131)	(117)	(364)	(404)
Proceeds from disposals of property and equipment	—	98	—	162
Other investing activities	3	—	56	2
Taxes paid on sale of Refinitiv and LSEG shares	(218)	—	(662)	—

Investing cash flows from continuing operations	(335)	(62)	47	(404)
Investing cash flows from discontinued operations	(210)	—	(252)	—

Net cash used in investing activities	(545)	(62)	(205)	(404)

Financing activities
Proceeds from debt	—	—	—	2,019
Repayments of debt	—	—	—	(1,645)
Net borrowings under short-term loan facilities	—	(120)	—	(2)
Payments of lease principal	(22)	(20)	(65)	(56)
Repurchases of common shares	(603)	—	(803)	(200)
Dividends paid on preference shares	(1)	(1)	(2)	(2)
Dividends paid on common shares	(194)	(183)	(582)	(547)
Other financing activities	3	6	8	(10)

Net cash used in financing activities	(817)	(318)	(1,444)	(443)

(Decrease) increase in cash and bank overdrafts	(828)	201	(273)	332
Translation adjustments	(3)	5	(3)	(5)
Cash and bank overdrafts at beginning of period	2,342	946	1,787	825

Cash and bank overdrafts at end of period	$1,511	$1,152	$1,511	$1,152

Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents	$1,511	$1,152	$1,511	$1,152

Thomson Reuters Reports Third-Quarter 2021 Results

Thomson Reuters Corporation

Reconciliation of (Loss) Earnings from Continuing Operations to Adjusted EBITDA(1)

(millions of U.S. dollars, except for margins)

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020
(Loss) earnings from continuing operations	$(241)	$240	$5,864	$562
Adjustments to remove:
Tax (benefit) expense	(161)	(147)	1,722	(84)
Other finance income	(34)	(2)	(30)	(36)
Net interest expense	46	49	146	146
Amortization of other identifiable intangible assets	29	32	90	92
Amortization of computer software	119	133	356	362
Depreciation	40	61	128	144

EBITDA	$(202)	$366	$8,276	$1,186
Adjustments to remove:
Share of post-tax losses (earnings) in equity method investments	672	178	(6,717)	385
Other operating gains, net	(4)	(56)	(35)	(104)
Fair value adjustments(4)	(8)	3	(6)	(17)

Adjusted EBITDA(1)	$458	$491	$1,518	$1,450

Adjusted EBITDA margin(1)	30.0%	34.0%	32.7%	33.2%

Thomson Reuters Corporation

Reconciliation of Net (Loss) Earnings to Adjusted Earnings(2)

Reconciliation of Total Change in Adjusted EPS(2) to Change in Constant Currency(5)

(millions of U.S. dollars, except for share and per share data)

(unaudited)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2021	2020	Change	2021	2020	Change
Net (loss) earnings	$(240)	$241		$5,864	$560
Adjustments to remove:
Fair value adjustments(4)	(8)	3		(6)	(17)
Amortization of other identifiable intangible assets	29	32		90	92
Other operating gains, net	(4)	(56)		(35)	(104)
Other finance income	(34)	(2)		(30)	(36)
Share of post-tax losses (earnings) in equity method investments	672	178		(6,717)	385
Tax on above items	(174)	(41)		1,616	(100)
Tax items impacting comparability	(4)	(146)		(15)	(107)
(Earnings) loss from discontinued operations, net of tax	(1)	(1)		—	2
Interim period effective tax rate normalization(3)	(8)	(15)		(10)	(21)
Dividends declared on preference shares	(1)	(1)		(2)	(2)

Adjusted earnings(2)	$227	$192		$755	$652

Adjusted EPS(2)	$0.46	$0.39	18%	$1.52	$1.31	16%

Foreign currency(5)			3%			1%
Constant currency(5)			15%			15%
Diluted weighted-average common shares (millions)(2)	495.9	498.4		496.6	497.8

Refer to page 23 for footnotes.

Thomson Reuters Reports Third-Quarter 2021 Results

Thomson Reuters Corporation

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow(6)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020
Net cash provided by operating activities	$534	$581	$1,376	$1,179
Capital expenditures	(131)	(117)	(364)	(404)
Proceeds from disposals of property and equipment	—	98	—	162
Other investing activities	3	—	56	2
Payments of lease principal	(22)	(20)	(65)	(56)
Dividends paid on preference shares	(1)	(1)	(2)	(2)

Free cash flow(6)	$383	$541	$1,001	$881

Thomson Reuters Corporation

Reconciliation of Net Debt and Leverage Ratio of Net Debt to Adjusted EBITDA(8)

(millions of U.S. dollars)

(unaudited)

September 30, 2021
Long-term indebtedness	$3,782

Total debt	3,782
Swaps	(97)

Total debt after swaps	3,685
Remove fair value adjustments for hedges	(9)

Total debt after currency arrangements	3,676
Remove transaction costs, premiums or discounts included in the carrying value of debt	35
Add: lease liabilities (current and non-current)	268
Less: cash and cash equivalents	(1,511)

Net debt(8)	$2,468

Adjusted EBITDA(1)*	$2,043
Net Debt / Adjusted EBITDA(8)*	1.2:1

*

The company’s target leverage ratio of 2.5:1 is a non-IFRS measure. For purposes of this calculation, adjusted EBITDA is computed on a rolling 12-month basis and includes adjusted EBITDA of $458 million, $502 million, $558 million and $525 million for the three months ended September 30, 2021, June 30, 2021, March 31, 2021 and December 31, 2020, respectively. Refer to the tables appended to this news release, the company’s 2020 annual report and the company’s MD&A for the three months ended June 30, 2021 and March 31, 2021 for additional information regarding the calculation of adjusted EBITDA in each of these periods.

Refer to page 23 for footnotes.

Thomson Reuters Reports Third-Quarter 2021 Results

Thomson Reuters Corporation

Reconciliation of Changes in Revenues to Changes in Revenues on a Constant Currency(5) and Organic Basis(7)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended September 30,		Change
	2021	2020	Total	Foreign Currency	SUBTOTAL Constant Currency(5)	Acquisitions/ (Divestitures)	Organic(7)
Total Revenues
Legal Professionals	$682	$636	7%	1%	6%	0%	6%
Corporates	356	333	7%	1%	6%	0%	6%
Tax & Accounting Professionals	175	165	6%	0%	6%	0%	6%

“Big 3” Segments Combined	1,213	1,134	7%	1%	6%	0%	6%
Reuters News	164	154	6%	0%	6%	0%	6%
Global Print	149	154	-3%	1%	-5%	0%	-5%
Eliminations/Rounding	—	1

Revenues	$1,526	$1,443	6%	1%	5%	0%	5%

Recurring Revenues
Legal Professionals	$634	$592	7%	1%	6%	0%	6%
Corporates	309	287	8%	1%	7%	0%	7%
Tax & Accounting Professionals	147	133	10%	0%	10%	0%	10%

“Big 3” Segments Combined	1,090	1,012	8%	1%	7%	0%	7%
Reuters News	143	141	1%	0%	1%	0%	1%

Total Recurring Revenues	$1,233	$1,153	7%	1%	6%	0%	6%

Transactions Revenues
Legal Professionals	$48	$44	11%	1%	10%	-1%	10%
Corporates	47	46	2%	0%	2%	0%	2%
Tax & Accounting Professionals	28	32	-9%	0%	-9%	0%	-9%

“Big 3” Segments Combined	123	122	2%	1%	2%	0%	2%
Reuters News	21	13	62%	-5%	66%	0%	66%

Total Transactions Revenues	$144	$135	8%	0%	8%	0%	8%

Growth percentages are computed using whole dollars. As a result, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Refer to page 23 for footnotes.

Thomson Reuters Reports Third-Quarter 2021 Results

Thomson Reuters Corporation

Reconciliation of Changes in Revenues to Changes in Revenues on a Constant Currency(5) and Organic Basis(7)

(millions of U.S. dollars)

(unaudited)

	Nine Months Ended September 30,		Change
	2021	2020	Total	Foreign Currency	SUBTOTAL Constant Currency(5)	Acquisitions/ (Divestitures)	Organic(7)
Total Revenues
Legal Professionals	$2,023	$1,882	7%	1%	6%	0%	6%
Corporates	1,088	1,029	6%	1%	5%	0%	5%
Tax & Accounting Professionals	597	551	8%	0%	8%	0%	8%

“Big 3” Segments Combined	3,708	3,462	7%	1%	6%	0%	6%
Reuters News	492	464	6%	1%	5%	0%	5%
Global Print	439	443	-1%	2%	-3%	0%	-3%
Eliminations/Rounding	(1)	(1)

Revenues	$4,638	$4,368	6%	1%	5%	0%	5%

Recurring Revenues
Legal Professionals	$1,881	$1,759	7%	1%	6%	0%	5%
Corporates	904	850	6%	1%	5%	0%	5%
Tax & Accounting Professionals	457	427	7%	0%	7%	0%	7%

“Big 3” Segments Combined	3,242	3,036	7%	1%	6%	0%	6%
Reuters News	431	424	2%	1%	0%	0%	0%

Total Recurring Revenues	$3,673	$3,460	6%	1%	5%	0%	5%

Transactions Revenues
Legal Professionals	$142	$123	16%	3%	14%	0%	14%
Corporates	184	179	3%	0%	3%	0%	3%
Tax & Accounting Professionals	140	124	13%	1%	12%	0%	12%

“Big 3” Segments Combined	466	426	10%	1%	9%	0%	9%
Reuters News	61	40	52%	2%	50%	1%	50%

Total Transactions Revenues	$527	$466	13%	1%	12%	0%	12%

Growth percentages are computed using whole dollars. As a result, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Refer to page 23 for footnotes.

Thomson Reuters Reports Third-Quarter 2021 Results

Thomson Reuters Corporation
Reconciliation of Changes in Adjusted EBITDA(1) to Changes on a Constant Currency Basis(5)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended
	September 30,		Change
	2021	2020	Total	Foreign Currency	Constant Currency(5)
Adjusted EBITDA
Legal Professionals	$288	$272	6%	2%	4%
Corporates	131	120	9%	1%	9%
Tax & Accounting Professionals	49	47	4%	-1%	6%

“Big 3” Segments Combined	468	439	7%	1%	6%
Reuters News	25	23	4%	-4%	8%
Global Print	52	64	-18%	1%	-19%
Corporate costs	(87)	(35)	n/a	n/a	n/a

Adjusted EBITDA	$458	$491	-7%	1%	-7%

Adjusted EBITDA Margin
Legal Professionals	42.3%	42.8%	-50bp	30bp	-80bp
Corporates	36.8%	36.0%	80bp	0bp	80bp
Tax & Accounting Professionals	28.0%	28.5%	-50bp	-30bp	-20bp
“Big 3” Segments Combined	38.6%	38.7%	-10bp	10bp	-20bp
Reuters News	14.9%	15.2%	-30bp	-50bp	20bp
Global Print	35.0%	41.1%	-610bp	20bp	-630bp
Corporate costs	n/a	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	30.0%	34.0%	-400bp	10bp	-410bp

n/a: not applicable

Growth percentages and margins are computed using whole dollars. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Refer to page 23 for footnotes.

Thomson Reuters Reports Third-Quarter 2021 Results

Thomson Reuters Corporation
Reconciliation of Changes in Adjusted EBITDA(1) to Changes on a Constant Currency Basis(5)
(millions of U.S. dollars)
(unaudited)

	Nine Months Ended
	September 30,		Change
	2021	2020	Total	Foreign Currency	Constant Currency(5)
Adjusted EBITDA
Legal Professionals	$852	$756	13%	2%	11%
Corporates	407	355	15%	1%	14%
Tax & Accounting Professionals	219	185	18%	0%	18%

“Big 3” Segments Combined	1,478	1,296	14%	1%	13%
Reuters News	88	67	30%	-14%	44%
Global Print	165	181	-9%	2%	-11%
Corporate costs	(213)	(94)	n/a	n/a	n/a

Adjusted EBITDA	$1,518	$1,450	5%	1%	4%

Adjusted EBITDA Margin
Legal Professionals	42.1%	40.2%	190bp	10bp	180bp
Corporates	37.4%	34.5%	290bp	-20bp	310bp
Tax & Accounting Professionals	36.6%	33.6%	300bp	-10bp	310bp
“Big 3” Segments Combined	39.9%	37.4%	250bp	20bp	230bp
Reuters News	17.8%	14.5%	330bp	-210bp	540bp
Global Print	37.5%	40.7%	-320bp	20bp	-340bp
Corporate costs	n/a	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	32.7%	33.2%	-50bp	-20bp	-30bp

n/a: not applicable

Growth percentages and margins are computed using whole dollars. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Refer to page 23 for footnotes.

Thomson Reuters Reports Third-Quarter 2021 Results

Footnotes

(1)

Thomson Reuters defines adjusted EBITDA for its business segments as earnings or losses from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, Thomson Reuters share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments and corporate related items. Consolidated adjusted EBITDA is comprised of adjusted EBITDA for its business segments and corporate costs. Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of revenues. Thomson Reuters uses adjusted EBITDA because it provides a consistent basis to evaluate operating profitability and performance trends by excluding items that the company does not consider to be controllable activities for this purpose. Adjusted EBITDA also represents a measure commonly reported and widely used by investors as a valuation metric. Additionally, this measure is used by Thomson Reuters and investors to assess a company’s ability to incur and service debt.

(2)

Thomson Reuters defines adjusted earnings as net earnings or loss including dividends declared on preference shares but excluding the post-tax impacts of fair value adjustments, amortization of other identifiable intangible assets, other operating gains and losses, certain asset impairment charges, other finance costs or income, Thomson Reuters share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. Thomson Reuters calculates the post-tax amount of each item excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item. Adjusted EPS is calculated from adjusted earnings using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders. Thomson Reuters uses adjusted earnings and adjusted EPS as they provide a more comparable basis to analyze earnings and they are also measures commonly used by shareholders to measure the company’s performance.

Because Thomson Reuters reported a net loss for continuing operations under IFRS for the three months ended September 30, 2021, the weighted-average number of common shares used for basic and diluted loss per share is the same for all per-share calculations in the period, as the effect of stock options and other equity incentive awards would reduce the loss per share, and therefore be anti-dilutive. Since the company’s non-IFRS measure “adjusted earnings” is a profit, potential common shares are included, as they lower adjusted EPS and are therefore dilutive.

The following table reconciles IFRS and non-IFRS common share information:

(weighted-average common shares)	Three Months Ended September 30, 2021
IFRS: Basic and Diluted	494,624,854
Effect of stock options and other equity incentive awards	1,275,150

Non-IFRS Diluted	495,900,004

(3)

Adjustment to reflect income taxes based on estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods but has no effect on full-year income taxes.

(4)	Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business.
(5)

The changes in revenues, adjusted EBITDA and the related margins, and adjusted earnings per share before currency (at constant currency or excluding the effects of currency) are determined by converting the current and prior-year period’s local currency equivalent using the same exchange rates.

(6)

Free cash flow is net cash provided by operating activities, proceeds from disposals of property and equipment, and other investing activities less capital expenditures, payments of lease principal and dividends paid on the company’s preference shares. Thomson Reuters uses free cash flow as it helps assess the company’s ability, over the long term, to create value for its shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.

(7)

Represents changes in revenues of our existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods. Thomson Reuters uses organic growth because it provides further insight into the performance of its existing businesses by excluding distortive impacts and serves as a better measure of the company’s ability to grow its business over the long term.

(8)

Net debt is total indebtedness (excluding the associated unamortized transaction costs and premiums or discounts) plus the currency related fair value of associated hedging instruments, and lease liabilities less cash and cash equivalents. For purposes of calculating the leverage ratio, net debt is divided by adjusted EBITDA for the previous twelve-month period ending with the current fiscal quarter.